Summary Page

2/26/2024 – Schedule A Form SBSE – A:

- Principal (CCO) change: Nicholas Sahadi NFA ID# 0486363 replaces Christine Calarco NFA ID# 0516507

- Principal (CFO) change: Daniel Hankinson NFA ID# 0561370 replaces Kavita Mahtani NFA ID# 0525756

- Principal change: Richard Dalton NFA ID# 0292276 replaces Marco Osana NFA ID# 0500004

- Principal addition: Edith Valentina Aviles De Kostes NFA ID# 0561211

- Principal removal: Brian Robertson NFA ID# 0449206

- Change of Contact and Registration contacts:
    - Nicholas Sahadi replaces Christine Calarco

11/29/2023 – Schedule A Form SBSE – A:

- Principal removal: Nancy Goldsmith Mistretta NFA ID# 0454121

- Principal removal: Barry Kroeger NFA ID# 0497278

- Principal removal: Jane Sherburne NFA ID# 0488361

- Change of Submission, Contact and Registration contacts:
    - Robert Luckman replaces Isabel Pierri-Isabelle

5/16/2023 – Schedule A Form SBSE – A:

- Provided updated NFA 7R filing dated 5/15/2023

4/19/2023 – Schedule A Form SBSE – A:

- Principal removal: Dae Youn Choi NFA ID# 0508333

2/27/2023 - Schedule A Form SBSE-A:

- Principal addition: Padma Elmgart NFA ID# 0553422

- Principal addition: Lisa K. Polsky NFA ID# 0289945

12/29/2022 - Schedule A Form SBSE-A:

Change of Submission, Contact and Registration contacts:
    - Isabel Pierri-Isabelle replaces Joanne Libreri
    - Robert Luckman replaces Amet Nazifi

10/18/2022 - Schedule A Form SBSE-A:

- Principal addition: Carol Hulit Larson –NFA ID# 0522193

- Principal addition: William Lloyd Hartman NFA ID# 0469907

05/18/2022 - Schedule A Form SBSE-A:

- Principal removal: Jennifer Strybel
- Principal additions: Michael Leonard Privitera CRD# 1899677; NFA#0547870

04/06/2022 - 7R filing and DMPs and summary page

02/28/2022 - Schedule A Form SBSE-A:

- Principal additions: George Wheeler Madison and Melvin Louis

Flowers 12/09/2021 – Schedule A Form SBSE-A:

- Principal additions: Deborah Parker and Alice Davey Schroder
- Spelling correction of Alfred Traboulsi
- Removed Dae Youn Choi's CRD Number

10/29/2021 – HBUS Supplement Form SBSE-A:

- Item 13A: Books and Records
- Item 14: HSBC Bank NA Control
- Item 15: Capital contributions summary